SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of   MARCH ,  2003 .
                                        --------   ----

                              IMA EXPLORATION INC.
                  -------------------------------------------
                 (Translation of registrant's name into English)

 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
-------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                       IMA Exploration Inc.
                                       (Registrant)

Date   March 4, 2003                   By  /s/ William Lee
     ------------------------------        -------------------------------------
                                              (Signature)



William Lee, Director and Chief Financial Officer
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1 Print the name and title of the signing officer under his signature.

                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
          Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.como e-mail: info@imaexploration.com

               TSX Venture Exchange: IMR - OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

NEWS RELEASE                                                       March 4, 2003



           IMA CONFIRMS BONANZA GRADE SILVER VALUES AT NAVIDAD PROJECT

IMA Exploration Inc. announces that it has received check-assay results from ALS Chemex and Alex Stewart laboratories confirming the high silver values announced on February 3rd, 2003 at its new Navidad high-grade silver discovery. Navidad is located in the Patagonia region of Argentina and is 100% owned by the Company.

Check assays have been performed by Alex Stewart on approximately 20% of all samples collected to date. These samples confirm the previously reported exceptionally high-grade silver and copper values (see Appendix Table 1). Lead assays by Alex Stewart and subsequent re-assays by ALS Chemex show that the samples with lead grades in excess of approximately 6% were originally given erroneously low values (see Appendix Table 2). Alex Stewart (assayers) Argentina S.A. is part of an international organization serving the mineral industry in environmental, exploration, and production analytical work and has extensive experience in umpire assays and mineral concentrate analysis.

A program of preliminary mapping, rock sampling and grid soil sampling has now been completed by the Company's Exploration Manager, Keith Patterson, M.Sc., over the known mineralization at Navidad. 108 new rock samples and 297 soil samples were collected, and results are expected shortly. The encouraging results at this early stage of exploration at Navidad indicate the potential for a significant expansion of previously reported bonanza grade and replacement style mineralization. IMA's Qualified Person for the Navidad project is Dr. Paul Lhotka, P.Geo.

IMA will be attending the PDAC conference in Toronto from March 9th to the 12th at the Investor's Exchange, booth #2421. Shareholders and all interested parties are invited to visit with the Company's Management at the booth to learn more about IMA's exploration activities.

ON BEHALF OF THE BOARD

"Gerald G. Carlson"
---------------------------------------------
Dr. Gerald G. Carlson, P.Eng., Chairman

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email INFO@IMAEXPLORATION.COM, or visit the Company's web site at HTTP://WWW.IMAEXPLORATION.COM.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

                                                                   2003 Number 7

                                    APPENDIX
                    (To news release dated February 3, 2003)

                                     TABLE 1

                -----------------------------------------------        --------------------------------
                                 (Laboratory)                                    (Laboratory)
                                  ALS-CHEMEX                                     ALEX STEWART
-------         -----------------------------------------------        --------------------------------
Sample            Ag         Copper      Lead %        Lead %            Ag         Copper        Lead
  No.           g/tonne        %        Original    re-analysis        g/tonne         %            %
-------         -------      ------     --------    -----------        -------      ------        -----

 1085            4,980        0.15        10.74        38.80            5,052         0.15        41.04

 1088           11,900       11.16         3.56            -           12,310        12.81         4.17

 1092            4,900        2.82        13.33        21.00            4,940         3.13        22.26

 1096            2,210        0.33        11.31        25.50            2,241         0.32        29.40

 1097               33        0.09         0.03            -               24         0.08         0.04

 1100            5,650        1.42        14.09        20.90            5,659         1.49        21.88

 1103            2,900        0.16        11.01        39.50            2,922         0.16        43.10

 1106           18,210       10.51         3.43            -           20,525        12.53         4.12

 1108            1,600        0.16         0.12            -            1,128         0.17         0.14

 1111            5,960        4.61         0.81            -            5,951         5.26         0.88

 1113                5        0.00         0.06            -                4         0.00         0.06

 1116              518        0.02         0.03            -              306         0.02         0.04

 1117                2        0.00         0.08            -                2         0.00         0.08

 1120              200        0.04         0.02            -              170         0.04         0.03

 1123               88        0.02        10.15        15.50              101         0.02        15.84

 1127              167        0.02         7.60         8.53              174         0.03         8.75

 1130              125        0.01         4.70            -              119         0.01         6.21

 1132              219        0.01         2.71            -              189         0.01         3.26

Lead % re-analysis are significantly higher in lead than reported in the press release of February 3, 2003. A slight tendency exists for Alex Stewart to report higher grades in silver and copper than ALS Chemex.


                               TABLE 2 ALS CHEMEX

---------------------------------              ---------------------------------
Sample       Lead %       Lead %               Sample       Lead %       Lead %
  No.       Original    Corrected                No.       Original    Corrected
------      --------    ---------              ------      --------    ---------

 1083         13.4         50.8                 1103         11.0         39.5

 1084         11.1         44.5                 1104         11.6         29.0

 1085         10.7         38.8                 1121          8.8         10.0

 1086         10.0         39.5                 1122          7.4          8.5

 1092         13.3         21.0                 1123         10.2         15.5

 1094         14.3         17.5                 1124          9.0          9.2

 1096         11.3         25.5                 1125          9.2         10.0

 1100         14.1         20.9                 1127          7.6          8.5

 1102         10.8         27.2                 1128         10.2         11.1


Complete list of new lead values for all samples which original assays were greater than 6%. Testing by Alex Stewart laboratory has confirmed the redone analyses are valid. Lead assays by Alex Stewart and subsequent re-assays by ALS Chemex show that the samples with lead grades in excess of approximately 6% were originally given erroneously low values. This was caused by precipitation of lead-salts prior to analysis by atomic absorption therefore reducing the content of lead in solution and resulting in the lower values of lead reported. ALS Chemex has since modified and standardized its procedures for samples from the Navidad project to accommodate the unusually high-grade nature of some of the samples. All samples with original lead values of greater than 6% have been re-analyzed by ALS Chemex.